[CSG Letterhead]

March 12, 2013

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 23, 2012 Form 6-K filed May 8, 2012 Response dated August 23, 2012 File No. 001-15244

Dear Ms. Hayes:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) dated March 7, 2013 responding to our letter of January 23, 2013 (the “second response letter”) responding to the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on March 23, 2012 (the “2011 Form 20-F”) . For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

General

1.	It appears that you have not filed legality opinions for any medium-term note offerings since the opinions you filed with your Form 6-K on January 28, 2013. Please explain.

Response to Comment 1:

We have complied with the Staff's comment by filing a Form 6-K with the Commission on March 11, 2013 that includes legality opinions from both our Swiss and U.S. external counsel covering all of our medium-term note offerings from January 28, 2013 through March 11, 2013.  The interruption in our practice of filing such legality opinions promptly following the settlement of the relevant offerings was related to a technical interpretative issue that we and our external counsel have now resolved, and which we do not expect to recur.

Ms. Suzanne Hayes
Securities and Exchange Commission
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Recent regulatory developments and proposals

Switzerland

2.
Regarding your response to prior comment 2, we continue to note that your Forms 6-K filed on July 18, 2012, July 24, 2012, November 6, 2012 and February 7, 2013 omitted a discussion of the “two principal issues or recommendations” referenced in your response, as well as the recommendation highlighted in the July 2012 Financial Stability Report that you “significantly expand [your] loss-absorbing capital base during the [then] current year.”  We continue to believe that the issues and recommendations contained in the SNB report should be included in your disclosure, particularly in light of the emphasis you have placed on strengthening your capital base since July 2012.  Please provide us with proposed disclosure to be included in your 2012 Form 20-F that fully addresses the material components of the SNB Financial Stability Report as applicable to you.

Response to Comment 2:

We will comply with the Staff’s comment by including the following disclosure addressing the material components of the SNB Financial Stability Report applicable to us in our discussion of the July 2012 capital measures in the “Treasury, Risk, Balance sheet and Off-balance sheet – Capital Management” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

“We also believe that these actions, together with the comprehensive periodic disclosures we have made regarding these capital measures and our regulatory capital metrics beginning with our 2Q12 Financial Report, have fully addressed the two key recommendations raised in the SNB’s June 2012 Financial Stability Report. In that report, the SNB recommended that we expand our loss-absorbing capital base beginning in 2012 so that, when evaluated under the new Basel III regulatory framework  as implemented in Switzerland, we would rank among the best capitalized banks in the world. Their second recommendation was that the large banks in Switzerland (including us) increase transparency by making regular disclosures of key metrics under the new regulatory capital framework, in particular loss-absorbing capital and risk-weighted assets under Basel III once fully implemented.”

Consolidated Financial Statements — Credit Suisse Group

Notes to the consolidated financial statements

Note 26 – Tax

3.
Refer to your response to prior comment 6. We note your proposed disclosure under the subtitle, “Other,” that 2011 included a tax benefit of CHF 251 million relating to the increase of deferred tax assets in two of your operating entities, one in Switzerland and one in the United States. Please revise your proposed disclosure to be included in your next Form 20-F to clarify how the increase of deferred tax assets represents a permanent difference that is reflected within your effective tax rate reconciliation.

Ms. Suzanne Hayes
Securities and Exchange Commission
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Response to Comment 3:

We will comply with the Staff’s comment by providing the enhanced qualitative disclosure provided below in our 2012 Form 20-F.

“Other

2011 included a foreign tax rate benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Group’s operating entities, one in Switzerland and one in the US. The increase is related to the remeasurement of existing deferred tax assets on net operating losses (NOLs) due to changes in the mix of the sources of income and related tax rates that these NOLs are expected to be applied to.”

Note 28 – Related parties

4.
As indicated in prior comment 8, the complete agreements relating to the February 2011 transaction should have been filed as exhibits. Please file the original agreements entered into with The Olayan Group as soon as practicable and confirm that all agreements with affiliates of the Qatar Investment Authority relating to the February 2011 transaction have been filed as exhibits.

Response to Comment 4:

We have complied with the Staff’s request by filing with the Commission on Form 6-K on March 12, 2013 the original agreements entered into with entities affiliated with The Olayan Group, the agreements related to the subsequent exchange referenced in our second response letter, as well as all agreements entered into with entities affiliated with the Qatar Investment Authority in connection with the February 2011 transaction.

Note 33 – Financial Instruments

Gains and Losses on Financial Instruments

5.
Refer to your response to prior comment 11 where you state that you do not currently capture the trading revenue and gains for structured products by each specific risk component. Please tell us whether you are able to disclose the carrying value of your structured products by the specific risk components to which the value of such notes are linked, and if so, revise your future filings accordingly. If not, revise your disclosure in future filings to state that you do not currently capture either trading revenue gains and losses or the fair value measurement for structured products by each specific risk component, and given this lack of information, disclose how you assess that the fair value measurement of these instruments is accurate.

Ms. Suzanne Hayes
Securities and Exchange Commission
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Response to Comment 5:

We confirm to the Staff that we are able to disclose the carrying value of our structured products as of December 31, 2012 by the following specific risk components (Fixed Income, Equity, Emerging Markets, Credit and Other) and will comply with the Staff’s comment by providing this enhanced quantitative disclosure in our 2012 Form 20-F, as well as providing similar disclosures in future filings.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments and will allow the Staff to conclude this particular comment process in advance of the Group’s filing of its 2012 Form 20-F, currently scheduled for March 22, 2013. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

   /s/ David R. Mathers
David R. Mathers
Member of the Executive Board
Chief Financial Officer

Ms. Suzanne Hayes
Securities and Exchange Commission
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cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP